EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-122980 on Form S-4 of TXU Energy Company LLC of our report on the consolidated financial statements dated March 21, 2005, except for Note 17 as to which the date is June 8, 2005 (which report expresses an unqualified opinion and contains explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) and the rescission of Emerging Issues Task Force Issue No. 98-10 as described in Note 3 of the Notes to Financial Statements and the restatement of the Statements of Consolidated Cash Flows for the three years in the period ended December 31, 2004) appearing in this Annual Report on Form 10-K/A of TXU Energy Company LLC for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 23, 2005